August 20, 2025

Shang Ju Lin
Chief Executive Officer
Miluna Acquisition Corp
12F, No. 43, Sec. 4
Cheng Kong Road
Taipei, Taiwan

       Re: Miluna Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted July 25, 2025
           CIK No. 0002077033
Dear Shang Ju Lin:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your intention to apply to have your units listed on the Nasdaq, and that you cannot guarantee that your securities will be approved for listing. Please clarify whether this offering is contingent upon receiving Nasdaq listing approval.

2. We note that after completion of this offering and prior to the consummation of a business combination, only holders of your Class B ordinary shares will have the right to vote on the appointment or removal of directors. Please revise here and elsewhere throughout wherever appropriate to disclose whether Nasdaq will consider you to be a
          controlled company    within the meaning of Nasdaq corporate
governance standards,
 August 20, 2025
Page 2

       or otherwise advise. If so, disclose whether you plan to rely on any exemptions from
       corporate governance listing requirements as a    controlled company."
3. Please revise the cover page to clarify, as you have elsewhere, that subsequent to the purchase by MilunaC Technology Limited ("Sponsor") of 1,725,000 insider shares on
       June 30, 2025, Sponsor transferred an aggregate of 80,000 insider shares among your
       Chief Executive Officer, Chief Financial Officer and your three independent directors on July 10, 2025 pursuant to executed share transfer agreements. Additionally, please make conforming revisions to footnote (3) of the beneficial ownership table appearing on page 150.
4. With reference to your disclosure on pages 4 and 110, please revise the cover page to disclose that your sponsor has engaged ARC Group Limited to provide financial advisory services in connection with this offering. Further in this regard, disclose:
           The amount of any compensation received or to be received by the advisor, and whether such compensation may result in material dilution of the purchasers'
           equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to
           Item 1602a)(3) of Regulation S-K.
           State whether there may be actual or potential material conflicts of interest between the advisor and purchasers in the offering. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1602(a)(5) of Regulation S-K.
5. Please expand your disclosure indicating that you intend to focus on business combination opportunities where you believe the expertise of your management team and directors will provide a distinct competitive advantage to describe the industries or types of opportunities where you expect your team to have a competitive advantage.
Prospectus Summary
General, page 3

6. Please revise revise here to state, as you do elsewhere, that LBKX has not yet identified a target for a potential business combination.
Prospectus Summary
Competitive Advantage, page 4

7. Please expand the last sentence of this section to also disclose, if true, that competition may also impact the attractiveness of the acquisition terms that you are able to negotiate with potential targets.
Our Sponsor, Officers and Directors, page 5

8. You state that your Chief Executive Officer, Mr. Shang Ju Lin, is the sole shareholder and director of your sponsor and has the sole voting and dispositive power of the shares held by the sponsor. Please also disclose the amount of Mr. Lin's interest as required by Item 1603(a)(7) of Regulation S-K.
 August 20, 2025
Page 3
Securities Ownership and Compensation, page 8

9. Please revise here, in the similar section on page 114, and elsewhere throughout where appropriate as follows:
           Disclose the financial advisory services provided or to be provided by ARC
           Group Limited, including any compensation or advisory fees for such services. Refer to Item 1602(b)(6) of Regulation S-K.
           Describe the extent to which the private placement warrants underlying the private placement units, which you state on page 165 may be exercised on a cashless basis, may result in a material dilution of the purchasers' equity interests.
           Refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Conflicts of Interest, page 12

10. Please revise here, in the similar section on page 119, and elsewhere as appropriate to disclose any actual or potential material conflicts of interest between the financial advisor and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. Refer to Item 1602(b)(7) and
Item 1603(b)
       of Regulation S-K.
Effecting Our Initial Business Combination, page 16

11. You state that if you anticipate that you may not be able to consummate an initial business combination within 18 months from the closing of this initial public offering, subject to extension up to 21 months by means of three one-month extensions, you will seek shareholder approval to extend the date by which you must consummate an initial business combination. Please revise here and throughout wherever appropriate to disclose any limitations on extensions, including the number of times you may extend. Refer to Item (b)(4) of Regulation S-K.
Risk Factors
Our warrant agreement will provide that, subject to applicable law..., page 49

12. We note that the caption of this risk factor states that any action, proceeding or claim against you arising from the warrant agreement, including under the Securities Act, will be brought in the courts of the State of New York or the United States District
       Court for the Southern District of New York. This statement seemingly conflicts with the following sentence in the narrative risk factor disclosure: "[t]hese provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please reconcile or otherwise advise. Additionally, revise this risk factor to state that your exclusive forum provision could increase a warrant holder's costs to bring a claim.
" The nominal purchase price paid by our sponsor...", page 64

13. You have presented an "implied value" of $7.27 per share upon consummation of the initial business combination compared to an "initial implied value" of $9.32 per share.
       Please describe and quantify the methods and key assumptions used to calculate these
 August 20, 2025
Page 4

       amounts, and explain how they relate to corresponding amounts in the dilution presentation on page 98, as applicable.
If we are deemed to be an investment company under the Investment Company Act..., page
67

14. Please revise the last sentence of this risk factor describing the consequences of liquidation to investors to also address the impact upon your warrants, which would expire worthless.
Proposed Business
Securities Ownership and Compensation, page 114

15. We note that both the table appearing at the bottom of page 115 and at the top of page
       116 have been marked with "(1)" and "(2)," but no related explanatory footnotes appear below the tables. Please revise to include any disclosure necessary for an investor to understand the tables, or otherwise advise. As appropriate, disclose the circumstances under which the sponsor, directly or indirectly, has transferred or could transfer ownership of your securities, or that have resulted or could result in the surrender or cancellation of such securities. Refer to Item 1603(a)(6) of Regulation S-
       K.
       Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Sally Yin